Room 4561

November 17, 2006

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: PlayBOX (US) Inc.
Amendment No. 2 to Registration Statement on Form SB-2 filed November 16, 2006
File No. 333-134852

Dear Mr. Burden:

        This is to advise you that a preliminary review of the amendment to the registration statement indicates that it fails in various respects to comply with the requirements of the Securities Act, the rules and regulations under that Act and the requirements of the form. For this reason, we will not perform a detailed examination of the filing, and we will not issue any comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Amendment No. 2 to Registration Statement on Form SB-2

1.   Please identify on the facing page of the registration statement your agent in the United States authorized to receive notice. Please also have the registration statement signed by your authorized representative in the United States. Please see Instruction 1 to Signatures on Form S-1.

2.   We note that your latest audited balance sheet and statements of income and cash flow are as of and for the year ended September 30, 2005. Pursuant to Item 310(g) of Regulation S-B, your registration statement must include audited financial statements for the most recent fiscal year as you do not appear meet the conditions set forth in Item 310(g)(2). Please refile your registration statement with appropriate financial statements and revise your disclosure as necessary.

*   *   *   *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your filing.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you have any other questions, please call Daniel Lee at (202) 551-3477. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Mr. Michael H. Taylor
        Lang Michener LLP
        Facsimile: (604) 685-7084